United States securities and exchange commission logo





                               August 14, 2020

       Noni Session
       Executive Director
       East Bay Permanent Real Estate Cooperative
       1428 Franklin Street
       Oakland, California 94612

                                                        Re: East Bay Permanent
Real Estate Cooperative
                                                            Preliminary
Offering Circular on Form 1-A
                                                            Filed on July 23,
2020
                                                            File No. 024-11277

       Dear Ms. Session:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed on July 23, 2020

       General

   1. Please provide a section discussing Dilution, as required by Item 4 of Part II of Form 1-A.
   2. We note that page 11 of your bylaws states that Investor Owners must be California residents or businesses
that are California based or conduct most of their business in
                                                        California unless the
board establishes a policy exempting investors from this
                                                        requirement. We also
note that Exhibit 3, Investor Owner Agreement, states in Section 8 that sales will only be
made to residents of California. Please revise the offering circular to clearly explain what
a California Cooperative Corporation is, how your status as one impacts investors and
your business, and clarify the extent to which sales will be limited to California
residents. In this regard we note that Item 5 of Part I indicates you plan to conduct the offering in
dozens of jurisdictions.
 Noni Session
FirstName LastNameNoni   Session
East Bay Permanent Real Estate Cooperative
Comapany
August 14, NameEast
           2020     Bay Permanent Real Estate Cooperative
August
Page 2 14, 2020 Page 2
FirstName LastName
Cover Page

3. Please disclose the amount of securities being offered and the duration of the offering.
         See Item 1 of Part II of Form 1-A and Rule 251(d)(3)(i)(F) of Regulation A. In addition, please briefly identify the material risks involved in the purchase of securities, including the lack of transferability of shares, the inability to redeem the shares for 5 years, the possibility redemption would be paid with a promissory note to be paid over an additional
         5 year period and the possibility that the Board may reduce the redemption value of the shares based upon the health of the company, as required by Section 1.D of Guide 5. See
         Item 7(c) of Part II of Form 1-A for the applicability of Guide 5 to Form 1-A.
Signatures, page 41

4. Please identify your principal executive officer, principal financial officer and principal accounting officer. See Instructions to Signatures of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.




                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Janelle Orsi